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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

 Check One: [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K  [X]Form 10-Q [ ]Form N-SAR

                 For Period Ended:          JUNE 30, 1998
                                  ----------             --------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

FIRST LIBERTY FINANCIAL CORP.
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Full Name of Registrant


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Former Name If Applicable

201 SECOND STREET
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Address of Principal Executive Office (Street and Number)

MACON, GEORGIA  31297
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

 [ ]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [ ]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-II(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, 11-K, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

                Please see the attached sheet for our comments.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         DAVID HALL                        912                 722-7216
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                (Name)                  (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

(4) If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:
                             See Attached comments.
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                         FIRST LIBERTY FINANCIAL CORP.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      AUGUST 14, 1998            By    /s/ David L. Hall
    -----------------------------      ----------------------------------------
                                          (Executive Vice President and CFO)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

(1) This form is required by Rule 12b25 (17 CFR 3II12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

(2) One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commissions, Washington, D.C. 30549 in accordance with Rule -3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

(3) A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

(4) Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

(5) ELECTRONIC FILERS This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 301 or Rule 302 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.
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Fist Liberty Financial Corp.
Form 12b-25
August 14, 1998


The Registrant is requesting the extension to have additional time to complete accurate financial statements for the following reasons;

1.   On June 19, 1998, the Registrant completed a merger with Southland
     Bank Corporation of Georgia, which is being accounted for using the pooling of interests method. This is only the second time we have completed a merger using that accounting method. Due to the complexity of the transaction, we were not provided with audited financial statements of the merged entity until July 22, 1998. As you know, pooling requires retroactive restatement. After reviewing the financial statements of the merged entity, we became aware of several technical issues related to the accounting treatment.

2. Our corporate controller left in late June, and that position has not yet been filled. This further hampered our completion of the accounting for the reporting period.

For these reasons, we are requesting the extension afforded under Rule 12b-25 to complete a more detailed review of the accounting treatment.

The reason there will be changes in results of operations from the corresponding period for the last fiscal year is that the merged entity has approximately $146 million in total assets and the Registrant has approximately $1.5 billion in total assets. The required restatements of the prior periods under pooling will result in changes in results of operations.